                                    FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
    1934
                  For the fiscal year ended September 30, 2001


                                       OR


[_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934

               For the transition period from _______ to _________

                  Commission file numbers 1-2116 and 333-32530


                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                            (Full title of the Plan)


                        ARMSTRONG WORLD INDUSTRIES, INC.
                            ARMSTRONG HOLDINGS, INC.
               2500 Columbia Avenue Lancaster, Pennsylvania 17604
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                                                        Page No.
                                                                        -------
Item 1. Independent Auditors' Report                                          4
        ----------------------------

Item 2. Statements of Net Assets Available for Benefits                       5
        -----------------------------------------------
        September 30, 2001 and 2000

Item 3. Statements of Changes in Net Assets Available for Benefits            6
        ----------------------------------------------------------
         Years ended September 30, 2001 and 2000

Notes to Financial Statements                                              7-13

Exhibits                                                                     14
---------
        Consent of Independent Auditors

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                   RETIREMENT SAVINGS PLAN FOR HOURLY-PAID
                   EMPLOYEES OF ARMSTRONG WORLD INDUSTRIES, INC.


March 28, 2002     By: /s/: Matthew J. Angello
                   ---------------------------
                   Matthew J. Angello Vice-Chairman of the Retirement Committee

                          Independent Auditors' Report
                          ----------------------------

The Retirement Committee
Armstrong World Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. as of September 30, 2001 and 2000 and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended September 30, 2001. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. as of September 30, 2001 and 2000 and the changes in net assets available for benefits for each of the years in the two-year period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP


March 26, 2002
Philadelphia, Pennsylvania

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                 Statements of Net Assets Available for Benefits
                           September 30, 2001 and 2000

                                                                     September 30,
                                                                     -------------
                                                                 2001             2000
                                                                 ----             ----
Assets:
   Investments in master trust:
     Cash equivalents:
        Fidelity Retirement Money Market Portfolio           $   902,855      $   592,567
     Shares of registered investment companies:
        Fidelity Magellan Fund                                11,483,915       16,757,223
        Fidelity Low-Priced Stock Fund                           423,584          184,893
        Fidelity OTC Portfolio                                 2,289,230        5,881,696
        Fidelity Asset Manager Fund                            1,566,442        1,915,567
        Fidelity Asset Manager:  Income Fund                     101,970           88,486
        Fidelity Asset Manager:  Growth Fund                   1,101,686        1,437,981
        Fidelity Overseas Fund                                   170,977          263,589
        MAS Trust Value Portfolio                                185,428           74,232
        MAS Trust Mid Cap Value Portfolio                        836,655          923,750
        Spartan US Equity Index Fund                           6,870,637       10,101,077
        Morgan Stanley Global Value Equity Portfolio             191,294          178,385
    Fixed income investment contracts:

        Fidelity Interest Income Fund                         44,649,881       43,114,542
    Armstrong Common Stock                                     2,714,567        3,997,425
    Participant loans                                          1,616,930        1,527,799
                                                             -----------      -----------

            Total investments                                 75,106,051       87,039,212
                                                             -----------      -----------

    Net assets available for benefits                        $75,106,051      $87,039,212
                                                             ===========      ===========

See accompanying notes to the financial statements.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
           Statements of Changes in Net Assets Available for Benefits
                     Years Ended September 30, 2001 and 2000

                                                      Year Ended September 30,
                                                      ------------------------
                                                        2001            2000
                                                        ----            ----

Additions to net assets attributed to:
     Contributions                                 $  5,052,363    $  5,266,582
     Dividends                                        1,188,280       3,129,975
     Interest                                         2,820,305       2,703,533
     Realized gain on investments, net                       --       2,414,334
                                                   ------------    ------------

           Total additions                            9,060,948      13,514,424
                                                   ------------    ------------

Reduction in net assets attributed to:
     Benefits paid to participants                    5,934,994       8,082,951
     Realized loss on investments, net                  110,277              --
     Unrealized depreciation of investments          14,934,836       5,677,831
     Transfers to other employee benefit plans           14,002       5,998,592
                                                   ------------    ------------

           Total reductions                          20,994,109      19,759,374
                                                   ------------    ------------

     Net decrease                                   (11,933,161)     (6,244,950)

Net assets available for benefits:
     Beginning of year                               87,039,212      93,284,162
                                                   ------------    ------------

     End of year                                   $ 75,106,051    $ 87,039,212
                                                   ============    ============

See accompanying notes to the financial statements.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                          Notes to Financial Statements

(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a)  Basis of Presentation
          ---------------------

          The accompanying financial statements have been prepared on the accrual basis.

          The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates recorded. Certain prior year amounts have been reclassified to conform to the current presentation.

     (b)  Investments in Master Trust
          ---------------------------

          The money market portfolio is stated at cost, which approximates fair value. The interest income fund is comprised of guaranteed interest rate contracts within the Master Trust which are fully benefit responsive; and therefore are reflected at contract value plus credited interest in the financial statements. The value of the participant loans represents the unpaid principal of employee loans. The value of all other investments is based on quoted market price.

          Securities transactions are recognized on the settlement date (the date on which payment for a buy or sell order is made or received), since adjustment to a trade-date basis would not be material. Dividend income is recorded on the ex-dividend date.

          Realized gains and losses on investments are determined by the average cost method.

     (c)  Expenses
          --------

          All legal, accounting and administrative expenses associated with Plan operations are paid by Armstrong World Industries, Inc. ("Armstrong")

(2)  Plan Description
     ----------------

     The Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. ("the Plan") is a defined contribution plan established for the purpose of providing eligible hourly-paid employees a means for long-term savings intended for the accumulation of retirement income. On December 6, 2000, Armstrong filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in Wilmington, DE in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. Management does not anticipate that Armstrong's bankruptcy filing will have an adverse impact on the operations of the Plan.

     Separate balances are maintained for contributions made by or on behalf of a participant. The balances in each fund reflect the participants' contributions together with dividends, interest, other income, and realized and unrealized gains and losses allocated thereon.

     Each participant may have up to five accounts that make up the participant's total balance:

          Sheltered account - Participants may contribute from 1% to 15% of
          -----------------
          before-tax compensation as deferred compensation, as permitted under
          Section 401(k) of the Internal Revenue Code.

          Standard account - Participants may contribute from 1% to 10% of
          ----------------
          after-tax compensation.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)

          Rollover account - Participants may invest any untaxed amounts rolled
          ----------------
          over from another tax-qualified, employer-sponsored plan.

          Tax-deductible account (MIRA) - This account holds any contributions
          -----------------------------
          made to the Plan before January 1, 1987. No new contributions can be made to this account.

          Old Match account - This account holds any amount contributed by
          -----------------
          Armstrong before matching contributions were discontinued. No new contributions are being made to this account.

     Participants have an immediate 100% vested interest with respect to their contributions and are fully vested with regard to any previously made matching Armstrong contributions.

(3)  Investments in Master Trust
     ---------------------------

     Assets are held in a Master Trust administered by Fidelity Management Trust Co., as Trustee, and are segregated into fourteen investment options.

     The following is a brief description of the investment funds to which Plan participants may elect to allocate their contributions. Participants should refer to fund prospectuses for more complete information regarding the investment funds.

     1. Spartan US Equity Index Fund - This fund is principally a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard & Poor's Composite Index of 500 stocks.

     2. Fidelity Magellan Fund - This fund invests in common stocks of companies having substantial growth prospects as determined by independent investment managers.

     3. Fidelity Low-Priced Stock Fund - This fund seeks capital appreciation through investments primarily in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor.

     4. Fidelity Retirement Money Market Portfolio - This fund invests in short-term (less than one year maturity) fixed income instruments such as U.S. Treasury Bills, bank certificates of deposit, and high grade commercial paper.

     5. Fidelity Interest Income Fund - Prior to May 15, 2001, contributions to this fund were invested in the general accounts of insurance companies and were credited at contracted interest rates. Invested principal and accumulated interest amounts were guaranteed against loss by the insurance company. Credited interest rates were reset periodically during the plan year. At September 30, 2001, the interest rates ranged between 4.22% and 10.62%. At September 30, 2000, the interest rates ranged between 4.73% and 7.58%. The average yields at September 30, 2001 and September 30, 2000 were 7.31% and 6.25%, respectively. Beginning May 15, 2001, contributions to this fund are invested in the Fidelity Managed Income Portfolio II (MIPII) fund. Fidelity is transferring all existing participant monies in the Interest Income Fund to the MIPII fund as contracts mature or are liquidated. Fidelity expects this action to be completed by the end of 2002. MIPII is a commingled pool of the Fidelity Group Trust for 401(k) plans which is comprised of high-quality fixed income investment contracts.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)

     6. Morgan Stanley Global Value Equity Portfolio - This fund invests in a diversified selection of stocks throughout the world, after a detailed analysis by local country investment experts. It seeks to increase the value of the investment over the long term through growth of capital.

     7. Armstrong Common Stock - Amounts invested in this fund, along with dividend earnings thereon, are invested in Armstrong common stock. Common stock shares held by the fund at September 30, 2001 and 2000 were 994,347 and 334,849, respectively. On May 1, 2000, Armstrong Holdings, Inc. acquired the stock of Armstrong World Industries, Inc. An indirect holding in Armstrong World Industries, Inc. makes up substantially all of the assets of Armstrong Holdings, Inc. As of December 19, 2000, the Plan was amended to eliminate the Armstrong Common Stock Fund as an investment option effective with contributions made on or after December 27, 2000 and transfers processed on or after January 1, 2001.

     8. Fidelity Overseas Fund - This fund invests in securities of issuers whose principal business activities are outside the U.S. Investments may include common stock and securities convertible into common stock, as well as debt instruments.

     9. Fidelity OTC Portfolio - This fund invests in securities traded in the over-the-counter securities market with the objective of maximizing capital appreciation. Over-the-counter securities include common and preferred stocks, securities convertible into common stock, warrants, and debt instruments.

     10. Fidelity Asset Manager Fund - This is an asset allocation fund which invests in a portfolio of stocks, bonds, and short-term instruments. The fund has a balanced investment strategy with a goal of high total return with reduced risk over the long term.

     11. Fidelity Asset Manager: Income Fund - This is an asset allocation fund which invests in a diversified portfolio of stocks, bonds, and short-term instruments. The fund has an investment strategy focusing on bonds and short-term instruments to achieve a high level of current income and capital preservation.

     12. Fidelity Asset Manager: Growth Fund - This is an asset allocation fund invested in a diversified mix of stocks, bonds, and short-term instruments. The fund's investment strategy is an aggressive one emphasizing stocks with the goal of maximum total return over the long term.

     13. MAS Trust Mid Cap Value Portfolio - This fund invests in undervalued common stocks of mid-sized companies with a strong potential for increase in share price. It seeks to provide above-average long-term returns.

     14. MAS Trust Value Portfolio - This fund seeks to provide above average long-term returns by investing mostly in common stocks of large companies that are considered undervalued.

Participant loans represent the unpaid principal balances of loans made by Plan participants in accordance with established loan provision guidelines.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)

The following table presents the cost and estimated fair values of the investments in securities of the Master Trust at September 30, 2001 and 2000:

                                            September 30, 2001             September 30, 2000          Unrealized
                                            ------------------             ------------------
             Investment                    Cost         Fair Value        Cost         Fair Value     Depreciation
             ----------                    ----         ----------        ----         ----------     ------------
Spartan US Equity Index Fund             $ 5,033,441     $ 6,870,637    $ 5,156,912     $10,101,077    $ (3,106,969)
Fidelity Magellan Fund                    11,656,449      11,483,915     11,662,740      16,757,223      (5,267,017)
Fidelity Low-Priced Stock Fund               445,556         423,584        198,294         184,893          (8,571)
Fidelity Retirement Money Market
Portfolio                                    902,855         902,855        592,567         592,567              --
Fidelity Interest Income Fund             44,649,881      44,649,881     43,114,542      43,114,542              --
Morgan Stanley Global Value Equity
Portfolio                                    234,975         191,294        197,830         178,385         (24,236)
Armstrong Common Stock                    11,426,377       2,714,567     10,584,649       3,997,425      (2,124,586)
Fidelity Overseas Fund                       277,175         170,977        270,400         263,589         (99,387)
Fidelity OTC Portfolio                     4,485,797       2,289,230      5,064,281       5,881,696      (3,013,982)
Fidelity Asset Manager Fund                1,847,278       1,566,442      1,755,347       1,915,567        (441,056)
Fidelity Asset Manager: Income Fund          109,957         101,970         87,755          88,486          (8,718)
Fidelity Asset Manager: Growth Fund        1,405,392       1,101,686      1,246,616       1,437,981        (495,071)
MAS Trust Mid Cap Value Portfolio          1,050,841         836,655        795,898         923,750        (342,038)
MAS Trust Value Portfolio                    200,484         185,428         86,083          74,232          (3,205)
Participant Loans                          1,616,930       1,616,930      1,527,799       1,527,799              --
                                         -----------     -----------    -----------     -----------    ------------
                                         $85,343,388     $75,106,051    $82,341,713     $87,039,212    $(14,934,836)
                                         ===========     ===========    ===========     ===========    ============

The amounts of realized gain (loss) on investments in securities of the Master Trust for the years ended September 30, 2001 and 2000 are presented below:

                                                        Aggregate           Aggregate           Realized
                    2001                                 Proceeds                Cost        Gain (Loss)
                    ----                                 --------                ----        -----------
Spartan US Equity Index Fund                           $1,331,382          $  887,568          $ 443,814
Fidelity Magellan Fund                                  2,824,345           2,485,706            338,639
Fidelity Low-Priced Stock Fund                            255,501             257,052             (1,551)
Morgan Stanley Global Value Equity Portfolio               52,190              60,637             (8,447)
Armstrong Common Stock                                    270,321             703,152           (432,831)
Fidelity Overseas Fund                                     50,362              67,065            (16,703)
Fidelity OTC Portfolio                                  1,683,376           2,087,735           (404,359)
Fidelity Asset Manager Fund                               206,615             210,882             (4,267)
Fidelity Asset Manager: Income Fund                        15,626              16,036               (410)
Fidelity Asset Manager: Growth Fund                       203,767             207,745             (3,978)
MAS Trust Mid Cap Value Portfolio                         746,921             764,219            (17,298)
MAS Trust Value Portfolio                                  52,135              55,021             (2,886)
                                                       ----------          ----------          ---------
                                                       $7,692,541          $7,802,818          $(110,277)
                                                       ==========          ==========          =========

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)

                                                     Aggregate          Aggregate            Realized
                   2000                               Proceeds               Cost         Gain (Loss)
                   ----                               --------               ----         -----------
Spartan US Equity Index Fund                       $ 3,057,257        $ 1,812,427          $1,244,830
Fidelity Magellan Fund                               4,951,037          3,722,653           1,228,384
Fidelity Low-Priced Stock Fund                          74,439             81,231              (6,792)
Morgan Stanley Global Value Equity Portfolio           120,949            138,397             (17,448)
Armstrong Common Stock                               6,810,023          7,473,466            (663,443)
Fidelity Overseas Fund                                 178,675            176,732               1,943
Fidelity OTC Portfolio                               6,203,083          5,636,775             566,308
Fidelity Asset Manager Fund                            254,768            231,503              23,265
Fidelity Asset Manager: Income Fund                    163,104            161,826               1,278
Fidelity Asset Manager: Growth Fund                    453,796            421,167              32,629
MAS Trust Mid Cap Value Portfolio                      266,519            252,286              14,233
MAS Trust Value portfolio                               59,092             69,945             (10,853)
                                                   -----------        -----------          ----------
                                                   $22,592,742        $20,178,408          $2,414,334
                                                   ===========        ===========          ==========

(4)  Benefits
     --------

     Under terms of the Plan, a participant (or a beneficiary) is eligible for benefits upon retirement, termination of employment, or death before retirement. Disbursement of the total amount credited to a participant's account is payable (i) in a lump sum or (ii) in the case of retirement, in such other manner as requested by the participant and approved by the Plan Administrator.

     In addition, an active employee may elect to withdraw all or any part of his account attributable to after-tax contributions. Before reaching age 59 1/2, an active employee may withdraw his pretax contributions from the Sheltered Account, provided he can demonstrate financial hardship. Such employee shall be ineligible to make contributions for a 12-month period. An active employee may elect to withdraw all or any portion of his account balance in the Tax-Deductible (MIRA) and Rollover Accounts.

     Under the rules of the Plan, the participant may borrow up to the lessor of 50% of his balance or $50,000. The money borrowed must come from the Sheltered, Rollover, or Standard Accounts. The amount of the loan is transferred to a Loan Reserve pledged as security for the loan and is evidenced by a promissory note payable to the Plan. Interest rates are determined periodically by the Retirement Committee in accordance with prevailing interest rates. The loans are reflected in the Loan Portfolio investment fund. Loan repayments are made by payroll deductions or in a manner agreed to by the employee and the Plan Administrator.

(5)  Obligation for Benefits
     ------------------------

     All the funds of the Plan are held by investing institutions appointed by Armstrong under a trust agreement or investment contract. Benefits under the Plan are payable only out of these funds. Armstrong has no legal obligation to make any direct payment of benefits accrued under the Plan. Except as may be provided in an investment contract, neither Armstrong nor any investing institution guarantees the funds of the Plan against any loss or depreciation or guarantees the payment of any benefit hereunder. Although Armstrong has not expressed any intent to terminate the Plan, it may do so at any time. In case of termination or partial termination, the total amount in each employee's account will be distributed as the Plan Administrator directs.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)

(6)  Eligibility
     -----------

     All hourly employees of Armstrong or of any participating affiliated company which adopts this plan are eligible to participate if bargained for by the employees' collective bargaining unit. Eligible participants who leave Armstrong and are later reemployed can resume participation in the Plan on the date of rehire.

(7)  Federal Income Taxes
     --------------------

     By a letter dated February 13, 1996, the Internal Revenue Service has determined and informed Armstrong that the Plan qualifies under the applicable provisions of the Internal Revenue Code and is therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. In the opinion of the Plan administrator and the Plan's qualified tax adviser, the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

(8)  Master Trust Agreement
     ----------------------

     Effective October 1, 1990, the Plan established a Master Trust Agreement with Fidelity Management Trust Company. Under the Master Trust Agreement, the Plan assets held by Fidelity Management Trust Company are commingled and invested with the assets of the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc., the Bonus Replacement Retirement Plan of Armstrong World Industries, Inc., the Triangle Pacific Corp. Salaried Employees' Profit Sharing Plan, the Triangle Pacific Corp. Non-Union Hourly Employees 401(k) Plan, the Hartco Flooring Co. Retirement Savings Plan, the Hartco Flooring Co. Bargaining Employees' Retirement Savings Plan, and the Robbins Hardwood Flooring, Inc. Employees' Retirement Savings Plan. Separate accounting for each plan under the Master Trust Agreement is provided by Fidelity Management Trust Company. The Plan has an undivided interest in the assets of this trust, and ownership is represented by proportionate dollar interest. The following summarizes the financial information of the Master Trust at September 30, 2001 and 2000:

                                                           September 30, 2001                    September 30, 2000
                                                          Cost            Fair Value          Cost              Fair Value
                                                          ----            ----------          ----              ----------
     Cash equivalents                                $  14,645,669      $  14,645,669     $  15,477,286       $  15,477,286
     Armstrong Common Stock                             26,915,537          6,368,209        26,493,157          10,181,553
     Registered investment companies                   202,308,085        199,406,910       202,786,119         297,113,053
     Fixed income investment contracts                 167,338,355        167,338,355       166,384,012         166,384,012
     Participant loans                                   5,692,396          5,692,396         6,140,006           6,140,006
                                                     -------------      -------------     -------------       -------------
          Total investments in Master Trust          $ 416,900,042      $ 393,451,539     $ 417,280,580       $ 495,295,910
                                                     =============      =============     =============       =============

     Plan's interest in Master Trust                 $  85,343,388      $  75,106,051     $  82,341,713       $  87,039,212
     Plan's percentage in Master Trust                        20.5%              19.1%             19.7%               17.6%

During 2001 and 2000, the Master Trust's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                                           2001               2000
                                                                           ----               ----
Net appreciation (depreciation) in Master Trust                       ($98,225,088)        $9,258,013
Allocated net (depreciation) in Master Trust                          ($15,045,113)       ($3,263,497)

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)

During 2001 and 2000, interest and dividends in the Master Trust were as follows:

                                                                            2001            2000
                                                                            ----            ----
Interest and dividends in  Master Trust                                $ 21,020,196      $ 32,031,519
Allocated interest and dividends from Investment in Master
Trust                                                                  $  4,008,585      $  5,833,508

All of the above information was certified as complete and accurate by the trustee at September 30, 2001 and 2000 and for the years then ended.